UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) Or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 6)
Pacific Internet Limited
(Name of Subject Company (Issuer))
Connect Holdings Limited
Connect International Limited
Ashmore Global Special Situations Fund Limited
Ashmore Global Special Situations Fund 2 Limited
Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund
Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio
Ashmore Emerging Markets Debt Fund
Ashmore Emerging Markets Debt and Currency Fund Limited
Ashmore Management Company Limited
Spinnaker Global Opportunity Fund Ltd
Spinnaker Global Emerging Markets Fund Ltd
Spinnaker Global Strategic Fund Ltd
Clearwater Undersea Cable Investments, LP
Clearwater Capital GP, Ltd
(Names of Filing Persons (Offeror))
Ordinary Shares
(Title of Class of Securities)
Y66183-10-7
(CUSIP Number of Class of Securities)
Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Filing Persons)
Copy to: Sarah C. Murphy
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom
+44 20 7832 7429
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$112,612,027	$3,457.19

(1)	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon an estimate of the maximum number of shares which may be purchased pursuant to the tender offer at the tender offer price of $10.00 per share, or 10,237,457 shares. The maximum number of shares which may be purchased pursuant to the tender offer was calculated by adding 13,840,164 issued shares of PacNet as of 31 March 2007 and 518,580 shares issuable pursuant to the exercise of options as of 13 April 2007, and subtracting the 4,121,287 shares owned by Connect.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $ $30.70 per $1,000,000 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,003.22	Filing Party: Connect Holdings Limited
Form or Registration No: TO-T	Date Filed: May 2, 2007
Amount Previously Paid: $453.97	Filing Party: Connect Holdings Limited
Form or Registration No: TO-T/A	Date Filed: June 7, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☑	going-private transaction subject to Rule 13e-3

☑	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Connect Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS: Connect International Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund 2 Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS: Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS: Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt Fund

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt and Currency Fund Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS: Ashmore Management Company Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	NAMES OF REPORTING PERSONS: Spinnaker Global Opportunity Fund Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

1	NAMES OF REPORTING PERSONS: Spinnaker Global Emerging Markets Fund Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

1	NAMES OF REPORTING PERSONS: Spinnaker Global Strategic Fund Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

1	NAMES OF REPORTING PERSONS: Clearwater Undersea Cable Investments, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1	NAMES OF REPORTING PERSONS: Clearwater Capital GP, Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		—

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,322,286 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		—

WITH	10	SHARED DISPOSITIVE POWER:

11,322,286 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,322,286 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

81.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

SIGNATURES
EXHIBITS INDEX
EX-99.A.5.VI: PRESS RELEASE

     This Amendment No. 6 (this Amendment) amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, as amended through the date hereof (as amended the Statement), originally filed with the Securities and Exchange Commission on 2 May 2007 by Connect Holdings Limited, a company organized under the laws of Bermuda (Connect) and its shareholder and ultimate control persons: Connect International Limited (CIL), Ashmore Global Special Situations Fund Limited (GSSF), Ashmore Global Special Situations Fund 2 Limited (GSSF2), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (EMLIP), Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund (ARF), Ashmore Emerging Markets Debt Fund (AEMDF), Ashmore Emerging Markets Debt and Currency Fund Limited (AEMDCF), Ashmore Management Company Limited (AMC), Spinnaker Global Opportunity Fund Ltd (SGO), Spinnaker Global Emerging Markets Fund Ltd (SGEM), Spinnaker Global Strategic Fund Ltd (SGS), Clearwater Undersea Cable Investments, LP (Clearwater) and Clearwater Capital GP, Ltd (Clearwater GP) (collectively with Connect, the filing persons), relating to the offer by the filing persons to purchase all the issued ordinary shares of Pacific Internet Limited (PacNet), at a purchase price of US$11.00 net in cash per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated 2 May 2007, as amended (the Offer to Purchase), and in the related Letter of Transmittal. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this amendment shall have the meaning assigned to such terms in the Offer to Purchase or in the Statement.
Item 8. Interest in the Securities of the Subject Company
     As of 22 June 2007, Connect and parties acting or deemed to be acting in concert with Connect owned, controlled or have agreed to acquire an aggregate of 11,322,286 PacNet shares, representing approximately 81.78% of the issued shares of PacNet (based on 13,844,164 issued shares of PacNet as disclosed in information provided to Connect by PacNet as of 6 June 2007).
Item 11. Additional Information
     At 1:00 a.m., New York City time, on 22 June 2007, 1:00 p.m., Singapore time, on 22 June 2007, the Offer closed. The Bank of New York, the depositary for the Offer has advised Connect that as of 22 June 2007, 7,200,999 shares (excluding 99,348 shares tendered pursuant to guaranteed delivery procedures), representing approximately 52.01% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) had been validly tendered in and not withdrawn from the Offer. All validly tendered Shares have been accepted for payment, and payment will be made promptly in accordance with the terms of the Offer.
     On 25 June 2007, Connect issued a press release announcing that the Offer has been declared unconditional in all respects and has successfully closed. Connect also announced that a subsequent offering period expiring at 1:00 am, New York City time, on 12 July 2007, 1:00 pm, Singapore time, on 12 July 2007. Connect will immediately accept all Shares validly tendered during the subsequent offering period and will pay for the Shares promptly after acceptance, in accordance with the terms of the Offer. Holders of Shares tendering Shares during the subsequent offering period may not withdraw their Shares. All other terms and conditions of the Offer remain the same. The press release is filed hereto as Exhibit (a)(5)(vi).
Item 12. Exhibits.
     Item 12 of the Statement is amended and supplemented by adding the following:
(a)(5)(vi) Press release issued by Connect dated 25 June 2007.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: 25 June 2007
Connect Holdings Limited
By:                /s/ Robert Petty
Title:           Director
Connect International Limited
By:                /s/ Robert Petty
Title:           Authorised signatory
Ashmore Global Special Situations Fund Limited
By:                /s/ Robert Petty
Title:           Authorised signatory
Ashmore Global Special Situations Fund 2 Limited
By:                /s/ Robert Petty
Title:           Authorised signatory
Asset Holder PCC Limited re Ashmore Emerging
Markets Liquid Investment Portfolio
By:                /s/ Robert Petty
Title:           Authorised signatory
Asset Holder PCC No 2 Limited re Ashmore Asian
Recovery Fund
By:                /s/ Robert Petty
Title:           Authorised signatory
Ashmore Emerging Markets Debt Fund
By:                /s/ Robert Petty
Title:           Authorised signatory
Ashmore Emerging Markets Debt and Currency Fund Limited
By:                /s/ Robert Petty
Title:           Authorised signatory
Ashmore Management Company Limited
By:                /s/ Robert Petty
Title:           Authorised signatory
Spinnaker Global Opportunity Fund Ltd
By:                /s/ Robert Petty
Title:           Authorised signatory

Spinnaker Global Emerging Markets Fund Ltd
By:                /s/ Robert Petty
Title:           Authorised signatory
Spinnaker Global Strategic Fund Ltd
By:                /s/ Robert Petty
Title:           Authorised signatory
Clearwater Undersea Cable Investments, LP
By:                /s/ Robert Petty
Title:           Authorised signatory
Clearwater Capital GP, Ltd
By:                /s/ Robert Petty
Title: Authorised signatory

EXHIBITS INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Offer to Purchase dated 2 May 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Trust Companies and other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Announcement of Despatch of Offer to Purchase, dated 2 May 2007.*

(a)(1)(viii)	Options Proposal Letter dated 2 May 2007.*

(a)(5)(i)	Press release issued by Connect dated 7 June 2007.**

(a)(5)(ii)	Letter to PacNet Shareholders dated 7 June 2007.**

(a)(5)(iii)	Letter to PacNet Optionholders dated 7 June 2007.**

(a)(5)(iv)	Press release issued by Connect dated 12 June 2007. ***

(a)(5)(v)	Press release issued by Connect dated 19 June 2007.****

(a)(5)(vi)	Press release issued by Connect dated 25 June 2007.

(c)	Lazard Presentation to Connect dated 27 April 2007.*

(d)	Irrevocable Undertaking to Accept Offer by Vantage Corporation Limited to Connect Holdings Limited dated 12 January 2007.†

(d)(ii)	Irrevocable Undertaking to Accept Offer by MediaRing Ltd. to Connect Holdings Limited dated 7 June 2007**

(g)	Question and Answer Script for Investor Telephone Conversations.*

(g)(ii)	Revised Question and Answer Script for Investor Telephone Conversations.****

99.1	Powers of Attorney.*

****	Previously filed with the SEC as an exhibit to Amendment No. 5 to Schedule TO on 19 June 2007

***	Previously filed with the SEC as an exhibit to Amendment No. 4 to Schedule TO on 12 June 2007

**	Previously filed with the SEC as an exhibit to Amendment No. 3 to Schedule TO on 7 June 2007

*	Previously filed with the SEC as an exhibit to Schedule TO on 2 May 2007

†	Previously filed with the SEC as an exhibit to Amendment No. 5 to Schedule 13D on 23 January 2007